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                                  EXHIBIT 20.1


            California Amplifier Announces Results of NASDAQ Hearing

Camarillo, Ca. - May 29, 2001 - California Amplifier, Inc. (Nasdaq: CAMPE) announced today that the Company presented testimony at the NASDAQ hearing held on May 25, 2001 regarding the continued listing of the Company's common stock on NASDAQ. The Company believes that it provided satisfactory answers to the questions raised and the hearing panel is expected to issue a ruling on the matter within the next two weeks. In the interim, trading in the common stock will remain halted. The Company is working with its independent accountants to complete the audit of fiscal year 2001 and currently expects to announce its fourth quarter and audited fiscal year 2001 results on June 1, 2001, and file its Form 10-K with the Securities and Exchange Commission by the due date of June 1, 2001 (or June 18, 2001 if circumstances require the Company to seek an extension of the filing date as permitted by SEC rules).

         California Amplifier designs, markets and manufactures a broad line of integrated microwave fixed point solutions used primarily in conjunction with satellite video and terrestrial broadband applications. The Company's wireless access business unit designs and markets integrated reception and two-way transmission fixed wireless solutions for video, voice, data, telephony and networking applications. The satellite business unit designs and markets reception components for the worldwide DBS television market as well as a full line of consumer and commercial products for video and data reception. Micro Pulse, a consolidated 50.5% ownership investment, designs, markets and manufactures antennas for a broad range of wireless applications. California Amplifier is an ISO 9001 certified Company. For additional information, visit California Amplifier's web site at www.calamp.com.

         Forward-looking statements in this press release are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995 and reflect the Company's current views with respect to future events and are subject to certain risks and uncertainties, including, without limitation, product demand, market growth, new competition, new technologies, the ongoing internal financial investigation, litigation and related matters, and other risks and uncertainties that are detailed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission, copies of which may be obtained from the Company upon request. Such risks and uncertainties could cause actual results to differ materially from historical results or those anticipated. Although the Company believes the expectations reflected in its forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


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For more information contact:
Michael Ferron
Chief Financial Officer
California Amplifier, Inc.
805/987-9000
mferron@calamp.com